UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Cruce Carretera Gdl-Ameca Huaxtla Km 5

El Arenal, Jalisco, 45350, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Betterware de Mexico, S.A.P.I. de C.V. (NYSE: BWMX) (“Betterware” or the “Company”) is filing this Amendment No. 1 to the Company’s report on Form 6-K, filed on April 15, 2026 (the “Original Form 6-K”), to update Exhibit 99.2 with the specific information related to the Company’s upcoming general ordinary shareholders’ meeting. No other portion of the Original Form 6-K is being amended hereby.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: April 17, 2026

Exhibit Index

Exhibit No.	Description
99.1*	Agenda for the General Ordinary Shareholders’ Meeting
99.2	Form of Power of Attorney

*	Previously filed

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